UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2018 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – October 31, 2018 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2018, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board.

THIRD QUARTER 2018 HIGHLIGHTS

•

Total revenues were KRW 44,201 million (US$ 39,829 thousand), representing a 29.9% decrease from the second quarter ended June 30, 2018 (“QoQ”) and an 86.3% increase from the third quarter ended September 30, 2017 (“YoY”).

•	Operating profit was KRW 7,084 million (US$ 6,383 thousand), representing a 14.9% decrease QoQ and a 107% increase YoY.
•	Profit before income tax expenses was KRW 7,329 million (US$ 6,604 thousand), representing a 15.2% decrease QoQ and a 102.4% increase YoY.
•	Net profit attributable to parent company was KRW 6,312 million (US$ 5,687 thousand), representing a 4.6% decrease QoQ and a 134.1% increase YoY.

REVIEW OF THIRD QUARTER 2018 FINANCIAL RESULTS

Revenues

Subscription revenues for the third quarter of 2018 were KRW 6,005 million (US$ 5,411 thousand), representing a 1.8% decrease QoQ from KRW 6,116 million and a 34.2% decrease YoY from KRW 9,126 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in the United States and Canada, which was partially offset by increased revenue from Ragnarok Online in Korea. The decrease YoY was largely due to decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan, which partially offset by increased revenue from Ragnarok Online in Korea.

Royalty and license fee revenues for the third quarter of 2018 were KRW 2,961 million (US$ 2,668 thousand), representing a 7.7% decrease QoQ from KRW 3,209 million and a 15.2% decrease YoY from KRW 3,492 million. The decrease QoQ was primarily due to decreased revenue of Ragnarok Online in Japan. This decrease was partially offset by increased revenue from Ragnarok Online in Russia, which was re-launched on August 15, 2018. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in the Philippines and Japan, which was partially offset by increased revenue from Ragnarok Online in Russia.

Mobile game and application revenues were KRW 33,387 million (US$ 30,085 thousand) for the third quarter of 2018, representing a 35.5% decrease QoQ from KRW 51,789 million and a 243.1% increase YoY from KRW 9,730 million. The QoQ decrease was mainly due to decreased revenues from Ragnarok M in Korea and Taiwan and RO: Idle Poring in global markets except for China and Japan. The increase YoY was primarily due to revenue contribution of Ragnarok M in Korea and Taiwan, which partially offset by decreased revenues from Ragnarok R in Taiwan, Korea, and Thailand.

Character merchandising and other revenues were KRW 1,848 million (US$ 1,665 thousand) for the third quarter of 2018, representing 3.3% decrease from KRW 1,912 million and a 34.4% increase YoY from KRW 1,375 million.

Cost of Revenue

Cost of revenue was KRW 29,806 million (US$ 26,858 thousand) for the third quarter of 2018, representing a 30.9% decrease QoQ from KRW 43,150 million and a 114.1% increase YoY from KRW 13,923 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok M in Taiwan and Korea and outsourcing fees. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok M in Taiwan and Korea and salaries.

Operating Expenses

Operating expenses were KRW 7,311 million (US$ 6,588 thousand) for the third quarter of 2018, representing a 36.7% decrease QoQ from KRW 11,553 million and a 14.6% increase YoY from KRW 6,378 million. The decrease QoQ was mainly attributable to decreased advertising expenses for marketing for Ragnarok M in Korea. The increase YoY was mostly increased research and development expenses related to mobile games and salaries.

Profit before income tax expenses

Profit before income tax expenses was KRW 7,329 million (US$ 6,604 thousand) for the third quarter of 2018 compared with profit before income tax expense of KRW 8,642 million for the second quarter of 2018 and profit before income tax expenses of KRW 3,621 million for the third quarter of 2017.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 6,312 million (US$ 5,687 thousand) for the third quarter of 2018 compared with net profit attributable to parent company of KRW 6,615 million for the second quarter of 2018 and a net profit attributable to parent company of KRW 2,696 million for the third quarter of 2017.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 65,779 million (US$ 59,273 thousand) as of September 30, 2018.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,109.76 to US$ 1.00, the noon buying rate in effect on September 28, 2018 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok M, an MMORPG mobile game

Gravity launched Ragnarok M in Southeast Asia (“SEA”) on October 31, 2018. Pre-registration of this Southeast Asia version began on September 19, hit over 2,500,000 signups via Official website/Google Play/Apple App store. The SEA version is available in five languages including English, Simplified Chinese, Thai, Indonesian and Vietnamese. The launch areas are 11 countries including Thailand, Indonesia, the Philippines, Singapore, Malaysia and Vietnam. Gravity plans to start pre-registration Ragnarok M in North and South America and Oceania during 2018 and launch in the first quarter of 2019. Also, Gravity is preparing for the service in Japan.

•	Ragnarok R, a card RPG mobile game

Ragnarok R locally named as Ragnarok Rush was launched in Indonesia on September 12, 2018 by the local publisher, Gravindo. Based on revenues, such game ranked the third in Google Play Store after launching, at its peak.

•	Ragnarok Prequel, a web browser-based MMORPG game

Ragnarok Prequel 2, the sequel Ragnarok Prequel with 3D visual is scheduled to be launched in Taiwan in the first half of 2019.

•	Other Ragnarok Online IP-based games

A 3D MO Action RPG mobile game, Spear of Odin, is expected to be launched in Taiwan in the first half of 2019.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2018 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 81 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe", "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our annual report for the fiscal year ended December 31, 2017 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Sang Eun Sung
IR Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-17		30-Sep-18
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	39,095	35,228	42,279	38,097
Short-term financial instruments	22,500	20,275	23,500	21,176
Accounts receivable, net	42,168	37,997	20,751	18,699
Other receivables, net	698	629	128	116
Prepaid expenses	3,027	2,728	2,251	2,028
Other current assets	1,383	1,246	2,047	1,845
Total current assets	108,871	98,103	90,956	81,961
Property and equipment, net	946	852	1,615	1,455
Intangible assets	1,036	934	526	474
Deferred tax assets	3,036	2,736	3,036	2,736
Other non-current financial assets	1,394	1,256	1,492	1,344
Other non-current assets	600	541	1,131	1,019
Total assets	115,883	104,422	98,756	88,989
Liabilities and Equity
Current liabilities:
Accounts payable	44,410	40,018	18,720	16,869
Deferred revenue	16,100	14,508	12,361	11,139
Withholdings	1,439	1,297	1,307	1,178
Accrued expense	1,037	934	930	838
Income tax payable	1,628	1,467	97	87
Other current liabilities	130	117	117	105
Total current liabilities	64,744	58,341	33,532	30,216
Long-term deferred revenue	6,581	5,930	4,393	3,959
Other non-current liabilities	560	505	493	444
Total liabilities	71,885	64,776	38,418	34,619
Share capital	3,474	3,130	3,474	3,130
Capital surplus	27,164	24,477	27,140	24,456
Other components of equity	(40)	(36)	(118)	(106)
Retained earnings (Accumulated deficit)	13,962	12,581	30,438	27,427
Equity attributable to owners of the Parent Company	44,560	40,152	60,934	54,907
Non-controlling interest	(562)	(506)	(596)	(537)
Total equity	43,998	39,646	60,338	54,370
Total liabilities and equity	115,883	104,422	98,756	88,989

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,109.76 to US$ 1.00, the noon buying rate in effect on September 28, 2018 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-18	30-Sep-17	30-Sep-18		30-Sep-17	30-Sep-18
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	6,116	9,126	6,005	5,411	28,766	21,017	18,938
Online games-royalties and license fees	3,209	3,492	2,961	2,668	11,513	10,788	9,721
Mobile games and applications	51,789	9,730	33,387	30,085	30,033	136,573	123,065
Character merchandising and other revenue	1,912	1,375	1,848	1,665	3,791	5,160	4,650
Total net revenue	63,026	23,723	44,201	39,829	74,103	173,538	156,374
Cost of revenue	43,150	13,923	29,806	26,858	42,714	118,740	106,996
Gross profit	19,876	9,800	14,395	12,971	31,389	54,798	49,378
Operating expenses:
Selling, general and administrative	9,470	4,943	5,602	5,048	17,048	28,899	26,041
Research and development	1,742	1,436	1,760	1,586	3,340	5,376	4,844
Others, net	341	(1)	(51)	(46)	(93)	296	267
Total operating expenses	11,553	6,378	7,311	6,588	20,295	34,571	31,152
Operating profit	8,323	3,422	7,084	6,383	11,094	20,227	18,226
Finance income(costs):
Finance income	892	200	58	52	1,117	1,540	1,387
Finance costs	(573)	(1)	187	169	(648)	(679)	(611)
Profit before income tax	8,642	3,621	7,329	6,604	11,563	21,088	19,002
Income tax expenses(profits)	2,042	914	1,024	923	3,159	4,659	4,198
Profit for the period	6,600	2,707	6,305	5,681	8,404	16,429	14,804
Profit attributable to:
Non-controlling interest	(15)	11	(7)	(6)	(17)	(47)	(42)
Owners of Parent company	6,615	2,696	6,312	5,687	8,421	16,476	14,846
Earning per share
- Basic and diluted	952	388	908	0.82	1,212	2,371	2.14
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)		388
- Basic and diluted	952	1,024	908	0.82	1,212	2,371	2.14

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,109.76 to US$1.00, the noon buying rate in effect on September 28, 2018 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: October 31, 2018